--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 4)

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             VLSI TECHNOLOGY, INC.

                           (Name Of Subject Company)

                             VLSI TECHNOLOGY, INC.

                      (Name Of Person(s) Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title Of Class Of Securities)

                                   918270109

                     (Cusip Number Of Class Of Securities)

                            ------------------------

                                ALFRED J. STEIN
                            CHIEF EXECUTIVE OFFICER
                             VLSI TECHNOLOGY, INC.
                                1109 MCKAY DRIVE
                           SAN JOSE, CALIFORNIA 95131

                                 (408) 434-3100

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:

                             CHRISTOPHER L. KAUFMAN
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on March 18, 1999 (as subsequently amended, the "Schedule 14D-9"), by VLSI Technology, Inc., a Delaware corporation ("VLSI"), relating to the cash tender offer by Koninklijke Philips Electronics N.V., a company organized under the laws of The Netherlands ("Philips"), and KPE Acquisition Inc. ("KPE"), a Delaware corporation and an indirect wholly owned subsidiary of Philips, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of VLSI including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Common Share Rights Agreement, dated as of November 7, 1989, as amended on August 12, 1992, as amended and restated on August 24, 1992 and as further amended and restated as of March 7, 1999, all as set forth in the Second Amended and Restated Rights Agreement (the "Second Amended and Restated Rights Agreement"), between VLSI and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent, at a price of $17.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in KPE's Offer to Purchase dated March 5, 1999 and the related Letter of Transmittal (which together constitute the "Philips Offer"). The Philips Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 5, 1999 (as subsequently amended, the "Schedule 14D-1"), as filed with the Commission. Unless otherwise indicated, all capitalized terms used but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    The response to Item 4 is hereby amended and supplemented by adding the following:

    On March 29, 1999, Mr. Stein received the following letter from Mr. van der
Poel:

Mr. Alfred J. Stein
Chairman & Chief Executive Officer
VLSI Technology
San Jose - USA

                                                                  March 29, 1999

Dear Mr. Stein,

Based on the briefing I received from our advisors, I was surprised to see your press release and March 28 letter suggesting that Philips had declined to participate in the process to explore VLSI's strategic alternatives. It was my understanding that on Friday we had reached agreement on all substantive terms of the confidentiality agreement.

However, my advisors informed me that after the close of business in Europe on Friday your advisors served up a revised draft of the agreement that was inconsistent with what I thought was already agreed. Nevertheless, it is my understanding that our advisors have continued to consult with yours over the weekend regarding reasonable terms upon which Philips would be granted access to VLSI's nonpublic information.

Our team has spent a substantial amount of time working out what we believe to be reasonable terms for participating in your process. Please be assured that Philips has not declined to participate in that process.

With kind regards,
/s/ Arthur van der Poel
Arthur van der Poel

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 1999                           VLSI TECHNOLOGY, INC.

                                                By:  /s/ Alfred J. Stein
                                                    ----------------------------------------
                                                    Name:  Alfred J. Stein
                                                    Title:   Chairman of the Board and
                                                           Chief Executive Officer

                                       2